Exhibit (21)

Target Corporation
(A Minnesota Corporation)

List of Significant Subsidiaries
(As of January 31, 2015)

Target Bank (UT banking corporation)
Target Brands, Inc. (MN)
Target Corporate Services, Inc. (MN)
Target Enterprise, Inc. (MN)
Target General Merchandise, Inc. (MN)
TCC Corporation S.a.r.l. (Luxembourg)

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.